BRAINSCANOLOGY, INC

An Objective Diagnosis, and Risk Prediction, of Common Brain Diseases Delivered in 24 Hours.

ALZHEIMER'S DISEASE, BIPOLAR DISORDER,

AUTISM, ADHD, SCHIZOPHRENIA

The Problem for Patients

Where to Get a Diagnosis?

No objective method for early detection.

No way for annual preventive tracking.

The Problem for Health Providers

Treating Brain Disorders Costs More Than Prevention

The Imaging & Diagnostic Pipeline is Fragmented

Diagnostic Wait Times Delay Treatment Plans

BrainScanology, Inc

More Accurate Diagnosis

Faster Diagnosis

Annual Preventive Tracking



Alzheimer's Disease, Bipolar Disorder,
Autism, ADHD, Schizophrenia

We Will Disrupt How MRIs Are Analyzed

The legacy approach measures area and volume.

BrainScanology measures *shape*, not just area and volume.



Alzheimer's Disease, Bipolar Disorder, Autism, ADHD, Schizophrenia


Why BrainScanology?
Annual Tracking of Disease Progression
Early Detection
Reduce Diagnostic Uncertainty
40x Shorter Diagnostic Times
Prevention is the Cure
New Subtypes of Brain Diseases


Who Will Benefit?
Aging Population
Family of Patients w/ Alzheimer's
Children With Learning Disabilities
Family History of Dementia
Chronic Depression Patients
Manic Patients

$25 Billion Market Size in USA

MRIs/Year
38M

Bipolar Disorder
5.8M
cases/year

ADHD
6.1M
Children

Schizophrenia
3.5M

Alzheimer's
5M

Autism
1 in 54
Children

Market Traction

Hospitals & Healthcare Providers Will Partner With Us…

Early Diagnosis of Dementia/AD
Can <u>Save</u>
$11 Billion

Our Mobile Tech Streamlines The Current Fractured Diagnosis Process

Business Model

BrainScanology, Inc.

B2B: We Offer Our Service at a Discounted Price

B2C: Service to Individuals

Health Providers

University Hospitals

Employers

Individuals













Employee Benefits Pay for Preventive Measures

Patients and Family Members:

Dementia
Bipolar Disorder
ADHD
Autism
Schizophrenia

Health Providers Serve Patients at a Marked-Up Price

Exit Strategy Via
Key Market Stakeholders











Adjacent Industry Exits

- **2004** - **GE** Acquires **Amersham PLC**, a medical imaging agent ($9.5 Billion)
- **2007** - **GE** Acquires **Abbott's In-Vitro and Point-Of-Care Diagnostic Businesses** (*$8.13 Billion in cash*)
  - Abbott was sought out to broaden GE's diagnostic offerings
- **2016**- **Canon Inc** Acquires **Toshiba Medical Systems Corp** ($6.4 Billion)
  - Toshiba's services include marketing, selling, and coordinating clinical diagnostic imaging services and research
- **2019** - **Fujifilm** Acquires **Hitachi's Medical Imaging Business** ($1.56 Billion)
- **2019** - **Canon Medical Systems** Acquires **Skope** **Magnetic Resonance Technologies**
  - Skope provides MRI users and research sites with imaging reconstruction software, focusing on next-generation MRI imaging and diagnostics
- **2020** - **Siemens Healthineers** Acquires **Varian Medical Systems Inc** ($16.4 Billion)
  - Varian specializes in stereotactic treatment technologies

Note: the outcomes of the companies listed on this slide are not indications of our future success.

The Timeline



- Refine Predictions: Bipolar Disorder, Alzheimer's, ADHD, Autism, Schizophrenia

- Scale

6 MONTHS

1.5 YEARS

3 YEARS

1 YEAR

2 YEARS

- Apply for SBIR Funding (NIH). Receive customers.

- Raise Series A Funding

- Raise Series B Funding. Go Global

Disclaimer: These are future projections and are not guaranteed.

The Team

Co-Founders

Advisors

   

David H. Nguyen, PhD

- Computational Biologist
- Berkeley PhD
- Inventor of LCPC Algorithm
- Father of "Shape-omics"

Harini Kumar, MBA(c)

- Cognitive Scientist
- UC Davis, MBA
- US Santa Cruz, Cognitive Science

William Jagust, MD

- Alzheimer's Expert
- UC Berkeley Professor

Michael Cole, PhD, MBA

- Clinical Psychologist
- UC Berkeley Professor
- Neuro-Health Venture Capital Expert